CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$600,000	$18.42

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $442,463.91 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $18.42 offset against the registration fee due for this offering and of which $442,445.49 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 668 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 34-V dated February 7, 2007	Registration Statement No. 333-130051 Dated September 6, 2007 Rule 424(b)(2)

Structured Investments

JPMorgan Chase & Co.
$600,000
5.95% (equivalent to 20.018% per annum) Reverse Exchangeable Notes due December 28, 2007 Linked to American Depositary Shares Representing the Ordinary Shares of Elan Corporation, plc

General

  The notes are designed for investors who seek a higher interest rate than the current dividend yield on the Reference Stock or the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in appreciation in the Reference Stock, be willing to accept the risks of owning equities in general and the American Depositary Shares, or ADSs representing ordinary shares, or the Underlying Stock, of Elan Corporation, plc, in particular, and be willing to lose some or all of their principal at maturity.
  The notes will pay 5.95% interest (equivalent to 20.018% per annum) during the term of the notes. However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Share Price of the Reference Stock and whether the closing price of the Reference Stock has declined from the Initial Share Price by more than the Protection Amount ($7.13 initially) during the Monitoring Period, as described below.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing December 28, 2007*.
  Payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or delivery of shares of the Reference Stock (or, at our election, the Cash Value thereof), in each case, together with any accrued and unpaid interest, as described below.
  Minimum denominations of $1,000 and integral multiples thereof.

Key Terms

Reference Stock:

ADSs, each representing one ordinary share, par value €.05 per share, of Elan Corporation, plc (New York Stock Exchange symbol “ELN”). The ADSs are evidenced by American Depositary Receipts. We refer to Elan Corporation, plc as “Elan.”

Interest Rate:

5.95% during the term of the notes (equivalent to 20.018% per annum, paid monthly and calculated on a 30/360 basis), paid monthly. Accordingly, the interest rate applicable to each monthly interest period is approximately 1.6682% (equivalent to a monthly interest payment of $16.682 per month), except that the interest rate applicable to the final interest period (which is less than a month) is approximately 0.9453% (equivalent to an interest payment of $9.453).

Protection Amount:	$7.13, which is equal to 35% of the Initial Share Price, subject to adjustments.
Maturity Date:	December 28, 2007*
Pricing Date:	September 6, 2007
Settlement Date:	On or about September 11, 2007
Observation Date:	December 24, 2007*
CUSIP:	48123J5B1
Interest Payment Date:

Interest on the notes will be payable monthly in arrears on the 11th calendar day of each month, except for the final interest payment, which shall be payable on the Maturity Date (each such date, an “Interest Payment Date”), commencing October 11, 2007, to and including the Interest Payment Date corresponding to the Maturity Date. See “Selected Purchase Considerations — Monthly Interest Payments” in this pricing supplement for more information.

Payment at Maturity:

The payment at maturity, in excess of any accrued and unpaid interest, is based on the performance of the Reference Stock. You will receive $1,000 for each $1,000 principal amount note, plus any accrued and unpaid interest at maturity, unless:

(1) the Final Share Price is less than the Initial Share Price; and
(2) on any day during the Monitoring Period, the closing price of the Reference Stock has declined, as compared to the Initial Share Price, by more than the Protection Amount.
If the conditions described in both (1) and (2) are satisfied, at maturity, you will receive, in addition to any accrued and unpaid interest, instead of the principal amount of your notes, the number of shares of the Reference Stock equal to the Physical Delivery Amount (or, at our election, the Cash Value thereof). Fractional shares will be paid in cash. The market value of the Physical Delivery Amount or the Cash Value thereof will most likely be substantially less than the principal amount of your notes, and may be zero.
Monitoring Period:	The period from the Pricing Date to and including the Observation Date.
Physical Delivery Amount:	49.0918 shares of the Reference Stock per $1,000 principal amount note, which is the number of shares equal to $1,000 divided by the Initial Share Price, subject to adjustments.
Cash Value:	The amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price and (2) the Final Share Price, subject to adjustments.
Initial Share Price:

$20.37, the closing price of the Reference Stock on the Pricing Date. The Initial Share Price is subject to adjustments in certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-dilution Adjustments” in the accompanying product supplement no. 34-V for further information about these adjustments.

Final Share Price:	The closing price of the Reference Stock on the New York Stock Exchange on the Observation Date.
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 34-V.

Investing in the Reverse Exchangeable Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 34-V and “Selected Risk Considerations” beginning on page PS-1 of this pricing supplement.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$31	$969

Total	$600,000	$18,600	$581,400

(1)	J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $31.00 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $16.50 per $1,000 principal amount note. The concessions of $16.50 include concessions allowed to selling dealers and concessions allowed to an arranging dealer. See “Underwriting” beginning on page PS-29 of the accompanying product supplement no. 34-V.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

September 6, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 34-V dated February 7, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 34-V, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 34-V dated February 7, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207000412/e26253_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING — The notes will pay 5.95% interest (equivalent to 20.018% per annum) over the term of the notes, which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.
  MONTHLY INTEREST PAYMENTS — The notes offer monthly interest payments at a rate of 5.95% (equivalent to 20.018% per annum) over the term of the notes. Accordingly, the interest rate applicable to each monthly interest period is approximately 1.6682% (equivalent to a monthly interest payment of $16.682 per month), except that the interest rate applicable to the final interest period (which is less than a month) is approximately 0.9453% (equivalent to an interest payment of $9.453). Interest will be payable monthly in arrears on the 11th calendar day of each month, except for the final interest payment, which shall be payable on the Maturity Date (each such date, an “Interest Payment Date”), commencing October 11, 2007, to and including the Interest Payment Date corresponding to the Maturity Date, to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. If an Interest Payment Date is not a Business Day, payment shall be made on the next Business Day immediately following such day, but no additional interest will accrue as a result of the delayed payment. For example, the monthly interest payment due in November 2007 shall be payable on November 13, 2007.
  THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL — Your return of principal at maturity is protected so long as the Final Share Price does not decline from the Initial Share Price or the closing price of the Reference Stock does not decline, as compared to the Initial Share Price, by more than the Protection Amount ($7.13 initially) on any day during the Monitoring Period. However, if the Final Share Price declines from the Initial Share Price and the closing price of the Reference Stock on any day during the Monitoring Period has declined by more than the Protection Amount, you could lose the entire principal amount of your notes.
  TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 34-V. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the notes as a unit comprising a Put Option and a Deposit for U.S. federal income tax purposes. Of each coupon payable, we intend to treat approximately 27.97% as interest on the Deposit and the remainder as Put Premium. By purchasing the notes, you agree to treat the notes for U.S. federal income tax purposes consistently with our treatment as described above. However, there are other reasonable treatments that the Internal Revenue Service or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 34-V dated February 7, 2007.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The payment at maturity will be based on the Final Share Price and whether the closing price of the Reference Stock has declined from the Initial Share Price by more than the Protection Amount ($7.13 initially) on any day during the Monitoring Period. Under certain circumstances, you will receive at maturity a predetermined number of shares of the Reference Stock (or, at our election, the Cash Value thereof). The market value of those shares of the Reference Stock or the Cash Value thereof will most likely be less than the principal amount of each note and may be zero. Accordingly, you could lose up to the entire principal amount of your notes.
  YOUR PROTECTION AMOUNT MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES — If, on any day during the Monitoring Period, the closing price of the Reference Stock declines below the Initial Share Price minus the Protection Amount ($7.13 initially), you will be fully exposed to any depreciation in the Reference Stock. We refer to this feature as a contingent buffer. Under these circumstances, and if the Final Share Price is less than the Initial Share Price, you will receive at maturity a predetermined number of shares of Reference Stock (or, at our election, the Cash Value thereof) and, consequently, you will lose 1% of the principal amount of your investment for every 1% decline in the Final Share Price compared to the Initial Share Price. You will be subject to this potential loss of principal even if the price of the Reference Stock subsequently recovers such that the Final Share Price closes at a level above the Initial Share Price minus the Protection Amount ($7.13 initially). If these

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the American Depositary Shares Representing the Ordinary Shares of Elan Corporation, plc	PS-1
  notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
  YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE REFERENCE STOCK — Unless (i) the Final Share Price is less than the Initial Share Price and (ii) on any day during the Monitoring Period, the closing price of the Reference Stock has declined, as compared to the Initial Share Price, by more than the Protection Amount ($7.13 initially), for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the Reference Stock, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Stock during the term of the notes.
  NO OWNERSHIP RIGHTS IN THE REFERENCE STOCK — As a holder of the notes, you will not have any ownership interest or rights in Elan, such as voting rights or dividend payments. In addition, Elan will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.
  THERE ARE IMPORTANT DIFFERENCES BETWEEN THE RIGHTS OF HOLDERS OF AN ADS REPRESENTING ORDINARY SHARES OF ELAN AND THE RIGHTS OF HOLDERS OF THE ORDINARY SHARES OF ELAN — Because the notes are linked to the performance of an ADS representing ordinary shares of Elan, you should be aware that your note is linked to the price of the ADSs and not the ordinary shares of Elan, which we refer to as the Underlying Stock, and there exist important differences between the rights of holders of ADSs and the Underlying Stock. Each ADS is a security evidenced by American Depositary Receipts that represents one share of the Underlying Stock. The ADSs are issued under a deposit agreement, which sets forth the rights and responsibilities of the ADS depositary, Elan, and holders of the ADSs, which may be different from the rights of holders of the Underlying Stock. For example, Elan may make distributions in respect of the Underlying Stock that are not passed on to the holders of its ADSs. Any such differences between the rights of holders of the ADSs and holders of the Underlying Stock may be significant and may materially and adversely affect the value of the notes.
  FLUCTUATIONS IN EXCHANGE RATES WILL AFFECT YOUR INVESTMENT — There are significant risks related to an investment in a note that is linked to an ADS, which is quoted and traded in U.S. dollars, representing an Underlying Stock that is quoted and traded in euro. The ADSs may trade differently from the Underlying Stock. In recent years, the rates of exchange between the U.S. dollar and the euro have been highly volatile and this volatility may continue in the future. These risks generally depend on economic and political events over which we have no control. Changes in the exchange rate between the U.S. dollar and the euro may affect the U.S. dollar equivalent of the price of the Underlying Stock on non-U.S. securities markets and, as a result, may affect the market price of the ADS, which may consequently affect the value of the notes.
  NO AFFILIATION WITH ELAN CORPORATION, PLC — We are not affiliated with Elan. We assume no responsibility for the adequacy of the information about Elan contained in this pricing supplement or in product supplement no. 34-V. You should make your own investigation into the Reference Stock and Elan. We are not responsible for Elan’s public disclosure of information, whether contained in SEC filings or otherwise.
  AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH A NON-U.S. SECURITIES MARKET — An investment in the notes linked to the value of ADSs representing interests in an Irish Underlying Stock involves risks associated with the securities markets in Ireland, including risks of markets volatility, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, non-U.S. companies, such as those in Ireland, are generally subject to accounting, auditing and financial reporting standards and requirements, and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in non-U.S. markets, such as those in Ireland, may be affected by political, economic, financial and social factors in such markets, including changes in a country’s government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economy of Ireland may differ favorably or unfavorably from the economy of the United States.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY— While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to maturity could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be willing to hold your notes to maturity.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with Elan, including extending loans to, or making equity investments in, Elan or providing advisory services to Elan. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to Elan, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of Elan as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.
  HEDGING AND TRADING IN THE REFERENCE STOCK — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.
  MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES — In addition to the value of the Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 34-V.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the American Depositary Shares Representing the Ordinary Shares of Elan Corporation, plc	PS-2

The Reference Stock

Public Information

All information contained herein on the Reference Stock and on Elan is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, Elan, an Irish public limited company, is a neuroscience-based biotechnology company headquartered in Dublin, Ireland. Elan engages in research, development and commercial activities, including activities in the areas of autoimmune diseases, neurodegenerative diseases, and its specialty business group. Elan also focuses on product development, scale-up and manufacturing to address drug optimization challenges of the pharmaceutical industry. The ADSs, each representing one ordinary share, par value €.05 per share, of Elan are registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and are listed on the New York Stock Exchange, which we refer to as the Relevant Exchange in the accompanying product supplement no. 34-V. Information provided to or filed with the SEC by Elan pursuant to the Exchange Act can be located by reference to SEC file number 001-13896, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information of the Reference Stock

        The following graph sets forth the historical performance of the Reference Stock based on the weekly closing price (in U.S. dollars) of the Reference Stock from January 4, 2002 through August 31, 2007. The closing price of the Reference Stock on September 6, 2007 was $20.37. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

        Since its inception, the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the Reference Stock during the term of the notes. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Elan will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the American Depositary Shares Representing the Ordinary Shares of Elan Corporation, plc	PS-3

Examples of Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices and assuming that the closing price of the Reference Stock declines in the manner set forth in the column titled “Hypothetical lowest closing price during the Monitoring Period.” For this table of hypothetical payments at maturity, we have also assumed the following:

•	the Initial Share Price:	$20.40	• the Protection Amount: $7.14
•	the Interest Rate:	5.95% (equivalent to 20.018% per annum)

Hypothetical lowest closing price during the Monitoring Period	Hypothetical Final Share Price	Payment at Maturity	Total Value of Payment Received at Maturity**

$20.40	$50.00	$1,000.00	$1,000.00

$10.20	$21.00	$1,000.00	$1,000.00

$20.40	$20.40	$1,000.00	$1,000.00

$13.26	$13.26	$1,000.00	$1,000.00

$10.20	$20.00	49 shares of the Reference Stock or the Cash Value thereof	$980.39

$10.20	$10.20	49 shares of the Reference Stock or the Cash Value thereof	$500.00

$3.00	$3.00	49 shares of the Reference Stock or the Cash Value thereof	$147.06

$0.00	$0.00	49 shares of the Reference Stock or the Cash Value thereof	$0.00

**	Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Also note that if you receive the Physical Delivery Amount, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of the Reference Stock during the Monitoring Period was $10.20 but the Final Share Price is $21.00. Because the Final Share Price of $21.00 is greater than the Initial Share Price of $20.40, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of the Reference Stock during the Monitoring Period was $10.20 and the Final Share Price is $20.00. Because the Final Share Price of $20.00 is less than the Initial Share Price of $20.40 and the closing price of the Reference Stock declined by more than the Protection Amount on at least one day during the Monitoring Period, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $20.00, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $980.39.

Example 3: The closing price of the Reference Stock between the Pricing Date and before the Observation Date does not reflect a decline of more than the Protection Amount. However, the closing price of the Reference Stock on the Observation Date is $10.20, a decline of more than the Protection Amount. Because the Final Share Price of $10.20 is less than the Initial Share Price of $20.40 and the Final Share Price has declined by more than the Protection Amount, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $10.20, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $500.

Example 4: The Final Share Price of $13.26 is less than the Initial Share Price of $20.40 but does not decline by more than the Protection Amount and the closing price of the Reference Stock does not decline by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of the Reference Stock has not declined by more than the Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $13.26 is less than the Initial Share Price of $20.40.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of $59.50 over the term of the notes. The actual number of shares of the Reference Stock, or the Cash Value thereof, you receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price. On the Pricing Date, the Initial Share Price was $20.37, and the Protection Amount was $7.13, subject to adjustments.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the American Depositary Shares Representing the Ordinary Shares of Elan Corporation, plc	PS-4